FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on suspension of trading by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on January 7, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SUSPENSION OF TRADING

Huaneng Power International, Inc. (the “Company”) has recently been considering certain share placements. At the request of the Company, trading in the H shares of the Company will be suspended with effect from 9:30 a.m. on 8 January 2010 pending the release of an announcement in relation to certain price sensitive information for the Company.

The trading of the Company’s A shares listed on the Shanghai Stock Exchange will simultaneously be suspended on 8 January 2010. The trading of the Company’s American depository shares listed on the New York Stock Exchange will be suspended with effect from 9:30 a.m. on 7 January 2010 (New York Time). As per the Listing Rules of the Shanghai Stock Exchange, the Company undertakes that it will soon convene a meeting of the board of directors to confirm whether it would proceed with the aforesaid material matter and will resume trading of the Company’s A shares after the meeting of the board of directors when it will announce the progress of the aforesaid placement.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Beijing, the PRC
7 January 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    January 7, 2010